October 11, 2011

Mr. Robert Carroll
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Phone Number: (202) 551-3740
Fax Number: (703) 813-6982

Re:	Lucas Energy, Inc.
Form 10-K for Fiscal Year Ended March 31, 2011
Filed June 29, 2011
File No. 1-32508

Dear Mr. Carroll,

Pursuant to our conversation, Lucas Energy, Inc. (the “Company” or “Lucas”) is filing this correspondence letter with the SEC to file Exhibit A to the Company’s response letter which was filed on October 7, 2011.

Sincerely,

/s/ K. Andrew Lai
K. Andrew Lai
Chief Financial Officer

Exhibit A

Marathon to pay $3.5 billion for Eagle Ford assets

Wed, Jun 1 2011

By Anna Driver and Matt Daily

HOUSTON/NEW YORK (Reuters) - Marathon Oil Corp (MRO.N: Quote, Profile, Research, Stock Buzz) will buy oil and gas properties in Texas' Eagle Ford shale field for $3.5 billion from private equity firm KKR & Co (KKR.N: Quote, Profile, Research, Stock Buzz) and Hilcorp Resources Holdings LP, the companies said on Wednesday.

Shares of Marathon fell nearly 3 percent as investors fretted about the deal's high price tag. KKR nearly tripled the investment it made just a year ago with the sale.

"Strategically I like to see deals like this," said Raymond James analyst Pavel Molchanov. "The Eagle Ford is a fantastic, very profitable resource play, but the acquisition is being done at a significant premium."

Wall Street analysts pegged the deal's value above $20,000 per acre, topping Anadarko Petroleum Co's (APC.N: Quote, Profile, Research, Stock Buzz) deal with Korea National Oil Corp in March that was done at $16,000 per acre.

The deal for the 140,000 acres in the Eagle Ford shale is the latest in a frenzy by energy producers to snap up oil and gas properties that were too difficult to tap into only a decade ago.

Eagle Ford has emerged as the hottest of those North American shale fields, since much of its output is oil, which remains above $100 per barrel, rather than natural gas, which flows from fields such as the Marcellus shale.

Marathon Chief Executive Officer Clarence Cazalot defended the value of the deal, which he characterized as "transformational" for the company.

"We believe that we're paying a fair market value for these assets," Cazalot told Reuters, noting that the purchased acreage is located in areas where wells are most economical.

Analysts at Credit Suisse estimated Marathon could earn a return of 15 percent on the assets, based on an oil price of $90 per barrel.

PRIVATE EQUITY PROFIT GUSHER

Private equity firms have successfully tapped into energy industry's ravenous appetite for shale assets, entering partnerships with private companies.

KKR's stake in Hilcorp is now valued at $1.13 billion, nearly triple the $400 million the firm invested in the company a year ago.

In April, Blackstone Group announced it would invest up to $1 billion in a partnership with shale gas developer Alta Resources to form Alta Energy Partners.

Marc Lipschultz, a partner at KKR and Global Head of Energy and Infrastructure said private equity has replaced in part the interest of large foreign companies like Reliance Industries (RELI.BO: Quote, Profile, Research, Stock Buzz) and Mitsui & Co (8031.T: Quote, Profile, Research, Stock Buzz), who bought into joint ventures in U.S. shale regions in recent years.

"You've seen an acceleration of interest by financial investors (in shale) ... but the tide has gone out on what was one of the big sources of very low cost capital, which was foreign capital joint ventures," Lipschultz said. "It is a very competitive world out there."

With Wednesday's agreement, Marathon's overall holdings in the Eagle Ford will total more than 285,000 acres by the end of the year, it said, giving it potentially 100 million barrels of oil equivalent in proved reserves.

Marathon is a currently an integrated oil company like larger peers Exxon Mobil (XOM.N: Quote, Profile, Research, Stock Buzz) and Chevron Corp (CVX.N: Quote, Profile, Research, Stock Buzz), owning both oil and gas production assets and refineries. But the company plans to spin off its refining assets at the end of June.

The Hilcorp properties, which are located primarily in Atascosa, Karnes, Gonzales and DeWitt counties, had 36 producing wells at the beginning of May, with an output of 7,000 net barrels of oil equivalent per day.

Production is expected to be 12,000 net BOE per day at year end and is likely to rise to 80,000 by 2016.

Marathon will use cash on hand to pay for the assets, which will immediately contribute to earnings and are expected to be self-funding by 2014, it said.

Seeking Alpha α

Marathon May Have Increased the Value of Eagle Ford Leaseholders Part 4

by: Michael Filloon

June 17, 2011 | Includes: APC, BEXP, CHK, COP, EOG, FST, HK, KOG, MUR, NFX, PXP, RDS.A, SFY, SM

<< Return to Part 3

Marathon's move in the Eagle Ford to pay nearly $25,000 per acre substantiates the value of acres in this play. When current production is figured in, Marathon paid approximately $21000/acre. While some believe Marathon paid too much, I believe the purchase was at the high end of fair value. The Eagle Ford has high production areas or "sweet spots," that vary from county to county. To properly value acreage with in this play, one must know where these sweet spots are. The Maverick Basin has had some very good IP rates, and continues to be a productive area. The fourth part on this series covers names in the Eagle Ford and further delineates the IP rates and possible EURs in this play.

SM Energy (SM) has 250,000 net acres in the Eagle Ford shale. At the end of 2010, 21% of its proved reserves were in the Eagle Ford. In the first quarter of this year, it derived 37% of its production from this play. At the end of 2010 it had total proved reserves of 207 Bcfe. In the first quarter of 2011, net production was 148 Mmcfe/d. SM operates 165,000 net acres in the Eagle Ford. It has three operated rigs running. SM will increase up to a total of 6 rigs. Seventy net wells will be drilled in the operated acreage. Well costs are between $6.5 to $7.5 million. Most of SM's operated acreage is located in the volatile oil window. This is mostly in Webb County, but also includes Dimmit and LaSalle. SM has completed several wells at Galvan Ranch.

Galvan Ranch 10H

- 7-day Max Sales-8.0 Mmcfe/d
- 30-day Max Sales-7.3 Mmcfe/d
- 1250 Btu/SCF gas & 25 BPM Condensate Yield

Galvan Ranch 14H

- 7-day Max Sales-7.0 Mmcfe/d
- 30-day Max Sales-5.9 Mmcfe/d
- 1250 Btu/SCF gas & 10 BPM Condensate Yield

Galvan Ranch 16H

- 7-day Max Sales-8.4 Mmcfe/d
- 30-day Max Sales-7.8 Mmcfe/d
- 1250 Btu/SCF gas & 55 BPM Condensate Yield

SM has 85000 net acres in its non-operated Eagle Ford. It has a 25% working interest with **Anadarko (APC)**. SM estimates it will participate in 50 new wells this year. It plans to sell all or the majority of its non-operated acres. SM will use this capital to develop its operated acreage. 57% of its 2011 cap ex will be spent on the Eagle Ford. **Anadarko has EUR expectations of 450+ Mboe on the wells partnered with SM Energy.** SM Energy is one of my favorite names in the oil space. It is a good play on value.

Anadarko has 200,000 net acres in the Eagle Ford's Maverick Basin. As mentioned earlier, SM Energy has a 25%

working interest with Anadarko. Anadarko is the number one producer in the Eagle Ford. Most of its acreage is in the gas/condensate window, with focus in Dimmit County. **EUR expectations for Anadarko are 450+ Mboe.** Production is:

- 46% Oil
- 27% NGLs
- 27% Gas

It has over 2,000 possible well locations in the Eagle Ford. To properly value this acreage, one must look at the recent investment made by a subsidiary of the Korean National Oil Corporation. It will invest approximately $1.6 billion to develop the Eagle Ford over the next three years. This is the highest price paid (est. $16000/acre) in the Eagle Ford other than Marathon's deal with Hilcorp. Anadarko is a well run company with very good assets.

Forest Oil (FST) has 109,000 net acres in the Eagle Ford. It has 1015 possible locations. Forest has two rigs in the Eagle Ford with a third on line sometime this year. The majority of acreage is in the oil window of Gonzales County. Forest has drilled in four different areas of Gonzales County:

1. 7 wells drilled with an average IP of 1267 Bbls/d and 1188 Mcf/d
2. 3 wells drilled with an average IP of 1311 Boe/d
3. 2 wells drilled with an average IP of 904 Bbls/d and 350 Mcf/d
4. 1 well drilled with an IP of 605 Boe/d

In Karnes County, 11 wells were drilled with an average IP of 716 Bbl/d and 561 Mcf/d. In Wilson County, 2 wells were drilled with and average IP of 808 Bbl/d and 397 Mcf/d. I like the location of this company's assets.

Swift Energy (SFY) has 79,000 net acres in the Eagle Ford.

- 24000 Net Eagle Ford Oil Acres
- 20000 Net Eagle Ford High GOR Oil Acres
- 35000 Net Eagle Ford Dry Gas Acres

Swift has an approximate 1000 locations using 80 acre spacing. Estimated well costs are between $6.5 to $7.5 million. Swift's acres by county break down as follows:

- 53,000 net acres in McMullen
- 14,000 net acres in LaSalle
- 8,000 net acres in Webb
- 4,000 net acres in Zavala

The Eagle Ford has a significant difference in resource depending in which window a well is drilled. These differences translate to differing IP rates and EURs. Resource is broken down to:

The Eagle Ford Oil Window (77% Oil, 7% NGLs, and 16% Dry Gas):

- has an estimated well cost of $7 to $9 million
- has an **EUR range of 252 to 354 Mboe/well**
- has an estimated IP rate of 1100 to 1572 Boe/d

The Eagle Ford High GOR Oil Window:

- has an estimated well cost of $7 to $9 million
- has an **EUR range of 377 to 524 Mboe/well**
- has an estimated IP rate of 983 to 1405 Boe/d

The Eagle Ford Dry Gas Window (100% Dry Gas):

- has an estimated well cost of $7 to $9 million
- has an **EUR range of 5 to 7 Bcf/well**
- has an estimated IP rate of 9.2 to 12.8 Mmcf

Long term Swift is a value, and has significant upside.

ConocoPhillips (COP) has 220,000 net acres in the liquids rich fairway of the Eagle Ford. It has an average liquids yield of 75%. Conoco is currently running 13 rigs and will invest $1.4 billion in the Eagle Ford to increase production. Conoco states the average cash margin/Boe in the Eagle Ford is $45 versus an exploration and production average of $23 in other United State's unconventional plays. Five of Conoco's Eagle Ford wells are in production and showing good results (30-day average).

1. Esse 1 produced 1169 Boe/d
2. Joahannes Unit #1 produced 1086 Boe/d
3. Schulte Prospect #1 produced 1521 Boe/d
4. Kennedy #1 produced 1647 Boe/d
5. Schendel A 189 produced 1001 Boe/d

These wells produced an average 30-day production rate of 1285 Boe/d. In 2010 Conoco drilled 45 wells. Net production in the Eagle Ford for Conoco will rise from 10000 Boe/d at the end of 2010 to up to 30,000 Boe/d at the end of 2011. Conoco believes its total Eagle Ford production could increase to a peak production of 70,000 Boe/d.

Plains Exploration and Production (PXP) has 58400 net acres in the Eagle Ford. Its acreage is adjacent to **EOG Resources (EOG), ConocoPhillips and Murphy Oil (MUR).** Plains will have 4 to 6 rigs running in 2011. I do like this location as it is focused in Karnes County and the area has had good results. It has possible locations of 487. Average well cost is $7 million. Average gross resource potential per well is **483 Mboe.** 23% of its current 2011 budget will be spent in the Eagle Ford.

Newfield (NFX) has an approximate 335000 net acres in the Eagle Ford. These acres are in Dimmit, Maverick and Zavala counties. In February of 2010, Newfield acquired the assets for $209MM. Eleven wells were drilled in 2010. The oil gravity from this play ranges from 30 to 50 API. Its high btu gas ranges from 1200 to 1315 btu. Newfield's Eagle Ford assets are in the Maverick Basin. Newfield's acreage is in the vicinity of:

- **Shell (RDS-A)**
- **Petrohawk (HK)**
- **Chesapeake (CHK)**
- **Anadarko**
- **SM Energy**

In 2010, Newfield expected **EURs of 200 to 400 Mboe.** Newfield's IP rates for 6 wells drilled in 2010 had an average of 630 Boe/d. These wells ranged from 400 Boe/d to 900 Boe/d. The 30-day IP rate for all six wells was 400 Boe/d. This year Newfield is estimating 20-25 wells will be drilled in the Eagle Ford. It estimated well costs to be $5.5 million/well. I like Newfield, and I think its US acreages are quite good. Solid investment going forward.

Oil and gas names have had a large pullback since reporting of first quarter results. Mark to market hedging losses decreased upside to some of the best companies in this space. I am using this pullback as an opportunity to buy into some of my favorite stocks. Companies like **Brigham (BEXP)** and **Kodiak (KOG)** have experienced an over correction that allows those interested in the space to acquire names on the cheap.

Disclosure: I am long BEXP.

Additional disclosure: This is a list of names currently in oil and gas production in the Eagle Ford. It is only a list and is not a recommendation to buy. Commodities markets can have major swings to the downside with little warning and can create significant losses in a very short period of time. Always study the stocks you are interested in investing in. Feel free to let me know of any company names missed in this series, so I can add the names at later articles. Source: SM Energy Source: Anadarko Source: Forest Oil Source: Swift Energy Source: ConocoPhillips Source: Plains Exploration Source: EOG Resources Source: Murphy Source: Newfield.



Christopher Helman, Forbes Staff
From Houston, I focus on oil, gas and the Big Rich.
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6/01/2011 @ 12:28PM | 10,726 views

Texas Billionaire Sees Big Payday Dealing Eagle Ford Acres To Marathon Oil

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Jeffrey Hildebrand

A year ago, Houston oil and gas billionaire Jeffrey Hildebrand's Hilcorp Energy dealt 40% of its acreage in the burgeoning Eagle Ford shale play in south Texas for $400 million. At the time, the deal valued the 100,000-acre venture at $1 billion, and Hilcorp's stake at some $600 million.

Fast forward to today, when Marathon Oil announced that it was buying out the Hilcorp-KKR venture (now encompassing 140,000 acres) for $3.5 billion.

Hildebrand's presumed payday (he is believed to own 100% of the equity in Hilcorp) would thus be on the order of $2 billion–a tripling of value in one year. For KKR, this will be the second homerun oil-and-gas flip in just over a year–in May 2010 it sold its Marcellus Shale company East Resources to Royal Dutch Shell for $4.7 billion.

Hildebrand is one of the more secretive of American oil-and-gas tycoons. He ranked 205 on the 2010 Forbes 400 with a net worth of $1.9 billion. That fortune will blossom this year.

In its press release today Marathon said that it expects net production from the acquisition to be 12,000 bpd by the end of the year, that it expects to book 100 million boe of proved reserves, and that ultimate recovery could be more than 500 million boe. Marathon expects to grow output in the Eagle Ford to 80,000 bpd by 2016.

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Christopher Helman
Forbes Staff
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From Houston, Texas I mostly cover the energy industry and the tycoons who control it. I started writing for Forbes in 1999, during the dotcom bubble. In 2004 I moved from New York to Houston; from here I've written cover stories on the likes of Exxon, Chevron and Michael Dell while traveling in Saudi Arabia

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The deal breaks down to a purchase price of $290,000 per flowing barrel. That seems rich at first sniff, but equates to a more reasonable $35 per proved barrel, or around $7 per potential barrel. Per acre, the deal values prime Eagle Ford acres at around $21,000, a record for the play.

There have been other big deals in the Eagle Ford recently. Korea National Oil Corp. in March agreed to pay Anadarko Petroleum $1.55 billion for about 100,000 acres. Last October China's CNOOC agreed to pay Chesapeake Energy $1.1 billion to enter a JV on about 200,000 acres. Also in October, Norway's Statoil and Talisman Energy inked an Eagle Ford JV for $1.3 billion.

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Christopher Helman, Forbes Staff
From Houston, I focus on oil, gas and the Big Rich.
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6/01/2011 @ 12:28PM | 10,727 views

Texas Billionaire Sees Big Payday Dealing Eagle Ford Acres To Marathon Oil

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So what did Hilcorp-KKR do to justify all this value? It took away a lot of the risk in the play by drilling 36 producing wells so far and 10 awaiting completion. They have six rigs running on the acreage and two dedicated fracking crews. In recent months the Eagle Ford has emerged as one of the key plays with the potential to substantially boost America's domestic oil output.

For Marathon, the deal comes amid Chief Executive Clarence Cazalot's plan to break the company into two–an upstream exploration arm and a downstream refining arm. It's a plan that he was fomenting as far back as 2008, when he talked to Forbes for this magazine profile. The break-up is scheduled to take effect the end of this month and will create the second-largest U.S. refiner after Valero Energy.

Cazalot's hope is that by focusing on high-potential, relatively low risk onshore U.S. plays like the Eagle Ford, Bakken Shale and Permian basin, and dialing back on trickier offshore and international ventures (like in Equatorial Guinea), that he can unlock shareholder value in the upstream that had been perennially held hostage by Marathon's refining business. Just yesterday, before the announcement of the Eagle Ford deal, Reuters published this good profile of Cazalot's plans.

Marathon shares had dropped 2% by midday on the news, with investors presumably skittish on how Cazalot intended to pay for the deal and surprised at the timing, so close to the spinoff. Marathon had $5.7 billion in cash at the end of the first quarter, against $8 billion in long-term debt. Net income in the first quarter, helped by high oil prices, was $1 billion.

For more, check out: America's Richest Oilmen.